SULLIVAN & CROMWELL
                                125 Broad Street
                          New York, New York 10004-2498
                            Telephone: (212) 558-4000
                            Facsimile: (212) 558-3588






                                                                 April 18, 1997




Scudder Institutional Fund, Inc.,
345 Park Avenue,
New York, New York 10154.

     Dear Sirs:

     You have requested our opinion in connection with Post-Effective Amendment No. 18 under the Securities Act of 1933 to the Registration Statement on Form N-1A that you propose to file pursuant to Rule 24e-2 under the Investment Company Act of 1940 with respect to 32,888,766 shares of your Common Stock of the Institutional Government Portfolio, $.001 par value (the "Shares").

     As your counsel, we are familiar with your organi zation and corporate status and the validity of your Shares.

     We advise you that, in our opinion, you have taken proper corporate proceedings so that the Shares have been validly authorized, and when any of the Shares have been issued and sold, for not less than the net asset value thereof, the Shares will be legally and validly issued, fully paid and nonassessable.




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Scudder Institutional Fund, Inc.                                            -2-


     The foregoing opinion is limited to the General Corporation Law of the State of Maryland, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

     We consent to the filing of this opinion with the Securities and Exchange Commission in connection with the Post-Effective Amendment referred to above. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                                         Very truly yours,

                                                         /s/Sullivan & Cromwell